FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Leading Israeli Construction Firm, Ortam-Malibu, Deploys Mobile Project Management App Based on Magic’s Rapid Application Development Platform

Press Release

Leading Israeli Construction Firm, Ortam-Malibu, Deploys Mobile Project Management App Based on Magic’s Rapid Application Development Platform

Tablet app streamlines processes, enabling the project team to manage, update and communicate with relevant parties in real-time, increasing efficiency by 25%

Or Yehuda, Israel, May 18, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that leading Israeli construction firm, Ortam-Malibu, specializing in the design, engineering and implementation of complex public, residential and infrastructure projects, deployed a new mobile project management application using the Magic xpa Application Platform.

The mobile app, developed and implemented by Magic partner, Tirosh Computer Systems, provides Ortam-Malibu with a centralized environment for managing projects and communicating with end customers. The application interfaces with the company’s financial system and its customer database and also enables the sending of automated messages to members of the project team and to owners and tenants.

The app lets field personnel and project coordinators follow a unified work procedure and monitor and update the project progress in real-time. They can also send immediate status updates and ongoing communications to customers through a direct messaging channel. The app increases transparency regarding schedules and deadlines, enhancing customer satisfaction and providing peace of mind while eliminating the need for the project team to respond to multiple distinct inquiries.

"We are delighted to see how easily Magic’s application platform can be used to improve workflows and to provide extensive real-time information to our employees and customers, down to the smallest detail. The app provides a major benefit to our business by enabling us to dramatically improve the customer experience while saving time and resources," said Tsach Zalmanovitz, Director of Tenant Changes, at Ortam-Malibu.

Arik Mifano, Managing Director of Magic Israel adds, “We see a growing trend of mobile adoption among our customers, and not just for small discrete mobile apps, but for the digital transformation of complete business processes, as exemplified by Ortam-Malibu. Magic’s rapid application development platform makes it easy for organizations to offer added value and capabilities, which they once thought were pure fantasy. By enabling the quick mobilization of core business systems and processes, our unified technology stack provides enterprises with the shortest development cycle in the industry, as well as significant savings in money and manpower."

About Ortam-Malibu Group

The Ortam-Malibu Group, founded and controlled by Ortam Sahar Engineering Ltd., (traded on the Tel Aviv Stock Exchange), specializes in planning and carrying out complex projects in the various branches of civil engineering including office towers, industrial and residential construction, infrastructure projects and green energy projects. For more information, visit www.ortam-sahar.co.il.

About Tirosh Computer Systems

Tirosh Computer Systems has been providing customized software solutions for more than two decades. Tirosh specializes in software development based on the Magic xpa Application Platform.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Leading Israeli Construction Firm, Ortam-Malibu, Deploys Mobile Project Management App Based on Magic’s Rapid Application Development Platform

Exhibit 10.1